Back 2003-11-07, 15:03:39, EST

**Insider:** Langset.R     **Issuer:** Prima Developme     **Security:** Common Sha     **Holder:** Commonwealth Enterpr

# File insider report - Completed

The transaction has been reported.

**Reported transactions for this session.**

| Security designation | Registered holder | Opening Balance | Date of transaction | Nature of transaction | Number or value acquired or disposed of | Closing Balance |
|---|---|---|---|---|---|---|
| Common Shares | Commonwealth Enterprise Fund Inc. | 4760742 | 2003-10-29 | 10 - Acquisition or disposition in the public market | 200 | 4760942 |



03037540

Back 2003-11-07, 14:56:58, EST

**Insider:** Commonwealth En          **Issuer:** Prima Developme          **Security:** Common Sha

# File insider report - Completed

The transaction has been reported.

**Reported transactions for this session.**

| Security designation | Registered holder | Opening Balance | Date of transaction | Nature of transaction | Number or value acquired or disposed of | Closing Balance |
|---|---|---|---|---|---|---|
| Common Shares | | 4760742 | 2003-10-29 | 10 - Acquisition or disposition in the public market | 200 | 4760942 |